     Exhibit 12.1

El PASO ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,

	2004	2003	2002	2001	2000

Earnings from Continuing Operations (a)	42,567	33,555	45,178	98,188	95,682
Fixed Charges (b)
Interest charges	49,703	52,095	63,995	70,900	74,881
Interest portion of rent expense	1,141	1,408	1,426	1,310	1,059

Total Fixed Charges	50,844	53,503	65,421	72,210	75,940

Capitalized Interest	(3,427)	(5,572)	(5,641)	(4,723)	(3,756)

Earnings (c)	89,984	81,486	104,958	165,675	167,866

Ratio of Earnings to Fixed Charges	1.8	1.5	1.6	2.3	2.2

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b)	Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c)	Earnings consist of earnings from continuing operations and fixed charges less capitalized interest.